Bio Solutions Manufacturing, Inc.
                                1161 James Street
                              Hattiesburg, MS 39401


                                                       December 27, 2005

Ms. Tracey Mckoy
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      RE:      Bio Solutions Manufacturing, Inc.
               Item 4.02 Form 8-K
               Filed December 2, 2005
               File No. 1-32044


Dear Ms. Mckoy:

The following are responses to your comments contained in your letter dated December 6, 2005. The responses are organized in the same fashion as your letter. Each comment has been stated and is followed by our response. We have also attached to this document the revised Form 8-K/A which includes the issues set forth in your letter.

1. We note that you intend to file restated quarterly information. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. we may have further comment after you file the restated financial statements.

Response:

Forms 10-QSB/A for the quarters ended January 31, 2005, April 30, 2005 and July 31, 2005, which incorporate the adjustments included in the annual financial statements included in Forms 10-KSB/A are being prepared and will be filed by the close of the week ended January 20, 2005.

2. Please amend your report to include a brief description of the facts underlying the conclusion to the extent known to you at the time of filing, which is information required by Item 4.02(a) of Form 8-K. You should file your amendment as a From 8-K/A with the Item 4.02 designation.

Response:

The following paragraph has been added to Item 4.02 in the Form 8-K/A which accompanies this letter.

"Additionally, the financial statements have been revised to reflect the accounting as a reverse acquisition with Bio Solutions Manufacturing as the surviving entity and Single Source Financial Services as the corporate shell."

This letter will serve as acknowledgment that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Very truly yours,
                                   Bio Solutions Manufacturing, Inc.


                                   By:  /s/ David S. Bennett
                                      ------------------------------
                                      David S. Bennett, President